February 9, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Longeveron, LLC

Registration Statement on Form S-1
Filed January 19, 2021, as amended on February 3, 2021 and February 8, 2021
Registration No. 333-252234

Dear Ms. Virginio:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday February 11, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Longeveron, LLC (the “Company”) or its counsel may request via telephone call to the staff. Please contact Brian North of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (215) 665-3828, or in his absence, Jennifer Minter at (412) 562-8444, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Longeveron, LLC

By:	/s/ Geoff Green
Geoff Green
Chief Executive Officer

cc:	Brian North Jennifer Minter